[MELLON HBV LETTERHEAD]


                                February 23, 2004



Nelson J. Marchioli
President and Chief Executive Officer

Charles F. Moran
Chairman of the Board

Denny's Corporation
203 East Main Street
Spartanburg, South Carolina  29319

Dear Messrs. Marchioli and Moran:


Mellon HBV Alternative Strategies LLC, an affiliate of Mellon Financial Corporation, is currently the registered owner of 3,244,000 or 8%, of the common stock of Denny's Corporation. We are aware that Denny's has been discussing a possible financial restructuring with the company's noteholders. Management has assured us that the Board of Directors is dedicated to protecting the interests of the stockholders in this process, and we trust that the Board will fulfill its duty in this regard. In order to assist the Board, we wanted to express our own views about the company, its business and an appropriate capital structure for future growth.

We at Mellon HBV believe that Denny's owns an outstanding business that is greatly undervalued by today's capital markets. Denny's adjusted EBITDA margins since 1991 have never been less than 10%. Between 1991 and 2002, EBITDA never fell below $120 million. In 2002, EBITDA was $132 million. Though the company stumbled briefly in the first half of 2003, we believe that this was a temporary problem caused by an unfortunate marketing campaign. Management's prompt and vigorous action has already restored the company to a sound footing. We see no reason why Denny's operating results in 2004 should not be at least as good as 2002's results. Applying a conservative multiple of 6 times 2002 EBITDA to value Denny's business would result in a share price near $5 for the common stock.

But that price, though it would be above today's stock market price, would still seriously undervalue the company because it overlooks the important competitive advantages that Denny's gains from its core breakfast business. In fact, we at Mellon HBV believe breakfast is the key to understanding the value of Denny's. Investors may sometimes be drawn to the siren's song of casual dining spots that seem to feature higher margins, a more differentiated product or faster growth, but experience shows that today's hot, trendy dining concept too often becomes tomorrow's discarded fad. Mellon HBV finds much comfort in a dependable franchise business whose bread and butter is a reasonably priced plate of eggs and bacon (with bread and butter). Denny's breakfast focus frees the company from the volatile operating performance that plagues so many players in the casual dining segment. Denny's margins may seem lower and its concept may seem easier to mimic, but its strong execution and steady profitability deserve a higher valuation multiple. The 9-times EBITDA multiple garnered by Steak n' Shake would value Denny's common stock over $14. Applebee's and IHOP both trade around 10 times EBITDA - a similar multiple would value Denny's stock around $18.

At the same time, the stable and consistent customer traffic and cash flow that Denny's generates from breakfast provide a strong foundation upon which Denny's can build its lunch and dinner business. While the effort last year to refocus advertising on non-breakfast menu items may have been a case of too much, too soon, we believe that management's general strategic insight is sound. We are confident that management will find a way to grow its lunch and dinner business in conjunction with a renewed emphasis on breakfast.

Mellon HBV sees a lot of value in Denny's. We do not share the fear of some analysts that the competitive landscape has suddenly changed in the last year in some way that would render Denny's time-tested business model obsolete. To the contrary, same-store sales for company-run stores have actually increased for five out of the last six years - and with a full recovery from 2003's marketing misstep, we expect that this year's same-store sales will increase again. Moreover, the company's move toward the franchise model promises a future of lower risk, lower capital needs and higher profit margins, while the 200+ company-owned restaurants are a source of substantial hidden asset value. In short, this is a simple, good business that any investor should be happy to own.

Because of our enthusiasm for Denny's business model and our belief that management has put operations on the right track, we will insist that any financial restructuring that is negotiated with noteholders must be based on two fundamental principles. First, though we agree that a significant deleveraging of the company on sensible terms would be desirable, Denny's has a stable and mature business that is capable of supporting a substantial debt load. The company's notes are selling at prices near or above par, indicating that the market and note-holders themselves recognize the company's ample capacity to service its debt. A complete equitization of the notes is therefore unnecessary.

Second, and more importantly, the company's enterprise value today greatly exceeds its debt, so that there is a large surplus value to which Denny's stockholders are entitled - and that surplus is increasing steadily. Like you, we would prefer to reach agreement with noteholders on sensible terms in the relatively near future, but there is no emergency that requires the company to take hasty action or to make unwise concessions that cost stockholders money. We will strongly oppose any plan that excessively dilutes our rightful ownership of this highly valuable company, and we reserve the right to organize other stockholders to fight any such plan.


Over the past six months, we have formed a favorable impression of Denny's management, who have promptly returned our phone calls and thoughtfully answered our questions about the business. We applaud your recent actions, which include the successful return to breakfast-centered advertising and the willingness to proactively address Denny's capital restructuring. If we can assist you in your efforts to reach a fair and reasonable agreement with noteholders, please feel free to contact us at any time.

                                   Sincerely,


                                   /s/ WILLIAM F. HARLEY III
                                   William F. Harley III
                                   President and Chief Executive Officer